                    Filed by Intersil Corporation pursuant to Rule 425 under the
                             Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

                                    Subject Company: Elantec Semiconductor, Inc.
                                               Commission File Number: 000-26690

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are based upon Intersil Corporation's ("Intersil") and Elantec Semiconductor, Inc.'s ("Elantec") current expectations, estimates, beliefs, assumptions, and projections about Intersil's and Elantec's business and industry. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "may," "will," and variations of these words or similar expressions, are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various risk factors. Important risk factors that may cause such material differences for Intersil and Elantec in connection with Intersil's acquisition of Elantec include, but are not limited to: the risks inherent in acquisitions (including integration issues; costs and unanticipated expenditures; changing relationships with customers, suppliers, and strategic partners; potential contractual, employment, and intellectual property issues; risks of not securing regulatory approvals; accounting treatment and charges; and the risks that the acquisition cannot be completed successfully, or that the anticipated benefits of the acquisition are not realized); the recent economic slowdown; the rate at which consumers adopt small handheld Internet appliances, portable computing devices, and optical storage products in enterprises and in homes; the rate at which consumers purchase notebook computers and flat panel displays; the rate at which our present and future customers and end-users adopt Intersil's and Elantec's wireless access, communications analog, power management, optical storage, video display, other analog technologies and products; the timing, rescheduling or cancellation of significant customer orders; the loss of a key customer; the qualification, availability and pricing of competing products and technologies and the resulting effects on sales and pricing of our products; silicon wafer pricing and the availability and quality of foundry and assembly capacity and raw materials; the effectiveness of Intersil's and Elantec's expense and product cost control and reduction efforts; intellectual property disputes, customer indemnification claims, and other litigation risks; Intersil's and Elantec's ability to develop, market, and transition to volume production new products and technologies in a timely manner, as well as other risk factors. Intersil's recent Annual Reports on Form 10-K, and other Intersil and Elantec filings with the U.S. Securities and Exchange Commission ("SEC") (which you may obtain for free at the SEC's Web site at www.sec.gov) discuss some of the important risk factors that may affect our business, results of operations, and financial condition. These forward-looking statements are made only as of the date of this communication and Intersil and Elantec undertake no obligation to update or revise these forward-looking statements.

ADDITIONAL INFORMATION

In connection with their proposed merger, Intersil and Elantec will file a joint proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Intersil and Elantec at the SEC's Web site at http://www.sec.gov. and from Intersil or Elantec by directing such request to Intersil Corporation, General Counsel, 7585 Irvine Center Drive, Suite 100, Irvine, CA 92618, telephone: (949) 341-7041; or to Elantec Semiconductor, Inc., Attention:
Corporate Secretary, 675 Trade Zone Boulevard, Milpitas, California 95035,
Telephone: (408) 945-1323.

PARTICIPANTS IN SOLICITATION

Intersil and Elantec and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information regarding Intersil's officers and directors is included in Intersil's Annual Report on Form 10-K for fiscal year 2001 filed, with the SEC on March 8, 2002, and a description of any interests that they have in the merger will be available in the joint proxy statement/prospectus to be filed by Intersil and Elantec. Information regarding Elantec's officers and directors is included in Elantec's Annual Report on Form 10-K for fiscal year 2001, filed with the SEC on December 26, 2001, and a description of any interests that they have in the merger will be available in the joint proxy statement/prospectus to be filed by Intersil and Elantec. The joint proxy statement/prospectus and such other documents may be obtained for free from the SEC's Web site and from Intersil or Elantec.

Dan Heneghan:  Good morning and thanks for joining us on today's call.  Last
-------------
night, Intersil issued a press release over Business Wire announcing the signing of a definitive agreement in which Intersil will acquire Elantec Semiconductor. In addition, the press release provides upwardly revised revenue and EPS guidance for Intersil and affirms guidance for Elantec this quarter.

If you need to obtain a copy of the press release, please feel free to call my assistant, Ming Gonzales, at (949) 341-7061. Joining me today are Greg Williams, President and CEO of Intersil and Rich Beyer, President and CEO of Elantec. Let me remind you that this conference call may contain forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Specific risk factors are detailed in our filings with the SEC.

At this time, I'd like to turn the call over to Intersil's Greg Williams.

Greg Williams:
--------------
Thanks, Dan. We're announcing today that Intersil has signed a definitive agreement to acquire Elantec, creating a company with a compelling combination of leadership products in high performance analog and wireless networking that are aimed at today's fastest growing semiconductor markets.

Since creating Intersil as an independent company in August 1999, we have been relentless in our focus. Intersil has been transformed from a broad line company, to one with leading market positions in wireless and high performance analog.

Intersil's momentum is building. We currently have more growth initiatives in place than we have ever had in our history. In wireless LAN, we have announced that our 3-chip, PRISM 3, 802.11b chip set is now in volume production -- with superior performance and value. Additionally, we have announced our exclusive development partnership with Cisco for the new higher data rate 802.11g standard. We have become the leader in power management for desktop computing and are winning new designs in mobile Pentium 4 notebook and in battery management applications. The addition of Elantec's uniquely attractive growth markets in analog ICs for optical storage and flat panel displays creates a powerhouse, which will drive additional value for our customers and shareholders going forward.

We believe that the timing of this transaction is ideal, with our momentum growing and the industry in recovery. Both companies operated profitably during the 2001 downturn, and exited the year with gross margins in excess of 52% and significant cash balances. Intersil and Elantec outperformed the overall semiconductor industry in 2001 while investing a combined 22 percent of sales in new product development. This positions us to again outperform the market as the industry continues to recover.

The acquisition enhances Intersil's status as a strategic supplier since Intersil and Elantec share a significant number of customers and have complementary product portfolios. In addition, both companies share a fundamental vision of providing compelling system level value for their target markets. Elantec will be the third acquisition for Intersil, the first in high performance analog following two wireless acquisitions.

This combination of two synergistic high growth companies adds Elantec's leadership in optical storage and flat panel displays to Intersil's leadership in wireless LAN and power management. Elantec's product offerings in communication ICs and standard analog will also strengthen Intersil's portfolio of analog ICs. The Elantec products will enhance Intersil's unique value proposition for our global strategic customers.

We believe that Elantec's systems level approach and core design competencies in high speed, high precision analog ICs fit well with Intersil's strategy.
Elantec has used these competencies to focus on its attractive target markets to gain leading share. This same focused approach has been successfully deployed in Intersil's leadership markets - WLANs and power management.

Following completion of the transaction, I will become the Executive Chairman of Intersil's Board. Elantec's President and CEO, Rich Beyer, will become Intersil's President and CEO. As Excutive Chairman, I will continue to work on corporate, wireless and analog strategy and also a successful assimilation of Elantec.

Rich brings many years of semiconductor industry experience to our company. He joined Elantec in July 2000 and helped focus the company on high-growth opportunities and continuous operational improvements. He held leadership positions at VLSI Technology and National Semiconductor and served in a number of senior managerial positions in the telecommunications and computer industries.

Intersil's Board of Directors will include Rich and current Elantec Chairman Jim Diller. We are delighted to have Jim bring his tremendous experience to Intersil's board. As many of you know, Jim was the founder of Sierra Semiconductor, which is now PMC Sierra. He also served as President and CEO of Elantec from late 1998 until mid-2000 when Rich joined the company.

At this time, it's my pleasure to introduce the President and CEO of Elantec, Rich Beyer.

Rich Beyer:
-----------
Thanks, Greg. I am tremendously excited about the transaction we just announced.

The combined company generated $576 million in revenues in calendar 2001 and will be the 7th largest domestic analog company by revenues. Both Greg and I believe that this transaction will allow the new Intersil to provide a strong value proposition to our customers as we enter the semiconductor industry's recovery. Intersil is also financially well positioned to take advantage of future opportunities with no debt and over $550 million of combined cash balances.

We believe that there are many synergies between Elantec and Intersil. We both serve a significant number of common customers with different high performance products. We believe that combining our businesses will allow us to become a more important strategic supplier to many of our key customers, further enhancing our value proposition. In addition, Intersil's strong sales and engineering support in a number of international markets should drive incremental sales of Elantec products, and similarly, Elantec's strong presence in several markets has the opportunity to drive sales of Intersil products in those markets.

Among our shared customers are such leading companies as Alcatel, Cisco, Hewlett Packard, IBM, Philips, Samsung and Sony.

As Greg said, we enjoy a shared vision of providing comprehensive solutions to customers in our chosen markets. As part of the Intersil team, Elantec will continue to provide high performance analog products to optical storage and video markets while enhancing our leadership in power management and communications ICs.

Intersil has established itself as a respected leader in wireless networking and in high performance analog with a vision of enabling personal freedom for people at work, at home and on the go. By combining the high value and complementary portfolios of both companies, we feel that Intersil can realize its vision much sooner.

When combined, our company becomes a high margin, leading wireless and high performance analog enterprise that can leverage its proprietary technologies for growth with the world's leading companies. Our strategies of creating high performance products for targeted growth markets combined with a focus on margins and balance sheet management allowed us to collectively outperform the industry during the recent cycle.

As we mentioned in the press announcement, we are seeing growing strength in Elantec's business in the near term and are reaffirming our guidance for the March quarter. We believe that our return to quarterly revenue and profit growth, which began for Elantec last summer, will continue through 2002 and beyond.

I'm excited about the challenges and opportunities that I will face as President & CEO, and believe that we have a very strong leadership team that brings many years of industry experience to the combined company.

At this time, I'd like to turn the call over to Intersil's Chief Financial Officer, Dan Heneghan, who will share the details of the definitive agreement and provide revised first quarter guidance for Intersil.

Dan Heneghan:
-------------
Thanks, Rich. Under terms of the definitive agreement, Elantec shareholders will receive 1.24 shares of Intersil stock and $8 in cash for each Elantec share. Based on Intersil's closing price of $36.65 per share on March 8, the transaction will be valued at approximately $1.4 billion.

After the transaction, Intersil will have approximately 143 million fully diluted shares outstanding, with current Intersil shareholders owning approximately 77 percent and current Elantec shareholders owning approximately 23 percent of Intersil's shares on a fully diluted basis.

The Boards of Directors of both companies have unanimously approved the definitive agreement. We expect to close the transaction by the end of the second quarter of calendar 2002, after customary regulatory approvals and shareholder votes to approve the acquisition.

As a combined organization, we are a focused wireless and high performance analog semiconductor company with leading positions in wireless networking, power management, optical storage and flat panel displays. Collectively, we outperformed the industry in 2001, and emerged from the most difficult year in the industry's history with a combined $576 million in pro forma revenues and gross margins in excess of 52%. In addition to the compelling strategic opportunity, Intersil expects the acquisition to result in cost savings through the consolidation of the two companies. We expect that with these cost savings and excluding the impact of amortization expenses, the acquisition will be accretive to our 2003 earnings per share.

Together, we spent over $125 million on R&D last year, or 22 percent of sales, while maintaining profitability and strong balance sheets. Both companies currently have cash balances in excess of annual sales and are debt free. The management of both organizations has aspirations of building a 60% gross margin analog business, complementing our high growth wireless product line. We also share a passion for delivering highly differentiated, proprietary products to the leading companies in our chosen markets.

As noted in our press release, Intersil is revising guidance. In the current business environment, we're realizing accelerated demand for our products. Orders are running above expectations in all product lines this quarter. We now expect first quarter revenues to increase sequentially by 6% to 8%, versus our previous guidance of 3% to 5% with most of the upside coming from stronger wireless demand. Earnings per share should also increase to $.13, up from $.12 in our previous guidance.

At this time, I'll turn the call back over to Greg for some wrap-up comments.


Greg Williams:
--------------
Thanks again, Dan.

We are very excited about Elantec joining the Intersil team. I am enthusiastic about Rich Beyer and the other Elantec leadership team joining Intersil and I am looking forward to Rich's leadership. We're bringing two companies together with leading positions, leading global customers and a strong financial foundation. Both companies have common business models focused on delivering unique and compelling customer value.

Intersil is a global leader in wireless networking and power management and now can expand into other high growth markets with this acquisition. That makes us confident that the new Intersil will be very well positioned and will continue to outperform the market as the industry recovers.

At this time, Rich, Dan and I will be glad to answer any questions that you may have.